POLICY COVER SHEET

Job Name: XP3312I	Print Date and Time: 06/27/13 08:05
File Number: 06170
Business Center / Original Business Unit:	FINANCIAL AND PROFESSIONAL SERVICES
Policy Number:	ZBN-14R65710-12-N2
Name of Insured:	BROWN ADVISORY FUNDS
Agency Number:	3755205
Department or Expense Center:	001
Underwriter:	1290391 Underwriting Team:
Data Entry Person:	MURR,DEBRA
Date and Time:	06/27/13 00:000 06

Special Instructions

Policy Commencement Date: 06/29/12

THIS POLICY CONTAINS FORMS SELECTED THROUGH DOCUMENT SELECT

* This is not a certified copy of any policy form. * Actual policy provisions may differ. *
POLBR 11-85

* This is not a certified copy of any policy form. * Actual policy provisions may differ. *
POLBR 11-85

DELIVERY INVOICE

Company:	St. Paul Fire & Marine Insurance Company
Policy Inception/Effective Date: 06/29/12
I	BROWN ADVISORY FUNDS	Agency Number: 3755205
N	901 SOUTH BOND STREET, SUITE 4	Transaction Type:
S	BALTIMORE MD 21231	Endorsement - Extend Term
U		Transaction number: 005
R		Processing date: 06/26/2013
E		Policy Number:
D		ZBN-14R65710-12-N2

A	Mr. Ben Falk
G	Altus Partners
E	919 Conestoga Road, Bldg 3
N	Rosemont PA 19010
T

Policy Number	Description	Amount	Surtax/ Surcharge
14R65710	Investment Company Blanket Bond	$496

	Issue Amended ICB028 Amend Declarations Page Extend Term From 6/29/2012 to 07/29/2013

40724 Ed. 12-90 © 1990 The Travelers Indemnity Company. All rights reserved.	INSURED COPY	Page 1

* This is not a certified copy of any policy form. * Actual policy provisions may differ. *

40724 Ed. 12-90 © 1990 The Travelers Indemnity Company. All rights reserved.	INSURED COPY	Page 2

* This is not a certified copy of any policy form. * Actual policy provisions may differ. *

ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. ZBN-14R65710-12-N2	DATE ENDORSEMENT OR RIDER EXECUTED 06/27/13	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
		06/29/12	12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY
* ISSUED TO BROWN ADVISORY FUNDS

AMEND DECLARATIONS

It is agreed that:  The following checked items are amended on the Declarations Page:

☐ Item 1.	Name of Insured / Principal Address:
From:

To:

☒ Item 2.	Bond Period: From 12:01 a.m. on 06/29/12 to 12:01 a.m. on 07/29/13 the effective date of the termination or cancellation of the bond,standard time at the Principal Address as to each of said dates.

☐ Item 3.	Limit of Liability is hereby amended to read as follows:

		Limit of Liability	Deductible Amount
	Insuring Agreement A - FIDELITY	$	$
	Insuring Agreement B - AUDIT EXPENSE	$	$
	Insuring Agreement C - PREMISES	$	$
	Insuring Agreement D - TRANSIT	$	$
	Insuring Agreement E - FORGERY OR ALTERATION	$	$
	Insuring Agreement F - SECURITIES	$	$
	Insuring Agreement G - COUNTERFEIT CURRENCY	$	$
	Insuring Agreement H - STOP PAYMENT	$	$
	Insuring Agreement I - UNCOLLECTIBLE ITEMS OF DEPOSIT	$	$
Optional Coverages Added by Rider:
		$	$
		$	$
		$	$
		$	$
		$	$
☐ Item 4.	Offices or Premises Covered The following offices or premises are added:

This endorsement applies to loss sustained at any time but discovered on or after the date this endorsement becomes effective.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By	Authorized Representative

ICB028 Ed. 7-04	INSURED
ª 2004 The Travelers Indemnity Company. All rights reserved.

* This is not a certified copy of any policy form. * Actual policy provisions may differ. *